FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of _August, 2001

                            Digital Rooster.com Inc.
                 (Exact name of registrant's name into English)

              366 Bay Street, 12th Floor, Toronto, Ontario M5H 4B2
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

                                 (416) 815-1771
                         (Registrant's telephone number)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F. |.X |. . Form 40-F....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes. . . .No |.X |....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K Report of Foreign Issuer is incorporated by reference into the Registration Statement on Form 20-F of Digital Rooster.com Inc. (Commission No. Commission File No. 00032559).


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INDEX

1.     NEWS  RELEASE  ISSUED  AUGUST  29,  2001

       Digital Rooster.com Inc. Reports Year End Results

2.     DIGITAL ROOSTER.COM INC. CONSOLIDATED FINANCIAL
       STATEMENTS QUARTER ENDED JUNE  30,  2001

BASIS  OF  PRESENTATION

As used in this report, unless the context otherwise indicates, the terms "we," "us," "our" and similar terms, as well as references to " Digital Rooster.com Inc." or the "Company", means Digital Rooster.com Inc.

FORWARD-LOOKING  INFORMATION

This document contains forward-looking statements that involve a number of risks and uncertainties. A forward-looking statement is usually identified by our use of certain terminology, including "believes," "expects," "may," "will," "should," "seeks," "pro forma," "anticipates" or "intends" or by discussions of strategy or intentions.

This document contains information about management's view of Digital Rooster.com Inc.'s future expectations, plans and prospects that constitute forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, the doubt as to Digital Rooster.com Inc.'s ability as a going concern, competitive developments, risks associated with Digital Rooster.com Inc.'s growth, regulatory risks, and other factors. Digital Rooster.com Inc. assumes no obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in factors affecting such forward-looking statements.

In addition, forward-looking statements depend upon assumptions, estimates and dates that may not be correct or precise and involve known and unknown risks, uncertainties and other factors. Accordingly, a forward-looking statement in this document is not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, you are warned not to rely on the forward-looking statements. Neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. Except for ongoing obligations under the federal securities laws to


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disclose  all  material  information  to  investors,  we are not undertaking any obligation to update these factors or to publicly announce the results of any changes to our forward-looking statements due to future events or developments.

1.     NEWS  RELEASE  ISSUED  AUGUST  29,  2001


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August  23,  2001

                DIGITAL ROOSTER.COM INC. REPORTS YEAR END RESULTS

TORONTO, ONTARIO - Digital Rooster.com Inc. ("ROOS") a world leader in the development and distribution of adult on-line entertainment is pleased to announce a 56% increase in sales over the period seven months ended March 31, 2000 compared to the year ended March 31, 2001, generating a gross profit of CDN$1,770,560.

While cost of sales represented 29% of gross revenues compared to 41% for the period ended March 2000, we experienced a net loss of CDN$889,056 largely due to increased administrative, selling and computer expenses attributable to an increase in professional staff, advertising, promotion and bandwidth support.

Digital Rooster.com Inc expects to increase gross revenue in the next twelve months by implementing new projects designed to attract additional customers to our websites, increasing collections and through the sale of new products and decreasing overhead and other expenses.

                              YEAR ENDED      SEVEN MONTHS ENDED
                              31-MAR-01           31-MAR-00

Sales                          2,508,122           1,409,764
Cost Of Sales                    737,562             578,265
Gross Profit                   1,770,560             831,499

Expenses
Administrative                 1,318,372             740,017
Selling                          770,512             245,432
Computer                         439,071             221,056

Net Loss                        -889,056            -433,692

Retained Earnings (deficit),
Beginning of Period             -564,437            -130,745

Deficit, End of Period        -1,453,493            -564,437
                                                .


FOR  FURTHER  INFORMATION  PLEASE  CONTACT:
Investor Relations For more information on Digital Rooster, please visit the Company's corporate web site at www.digitalrooster.com
                                     ----------------------


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Digital  Rooster.com  Inc.
Investor  Relations
366  Bay  Street  12th  Floor
Toronto,  Ontario
M5H  4B2
Tel 416 815 1771  ext 250
Fax            416 815 0044
Toll  free     888 932 3732  ext  250
Email          ir@digitalrooster.com
               ---------------------


The Company's securities have not been approved by or listed on any stock exchange.

Digital Rooster.com Inc. is an Internet e-commerce adult entertainment destination providing online upscale adult content. The Company also operates its own destination web sites. The Company's goals are to brand its web sites as premier adult entertainment destinations and build a significant worldwide community of loyal clients who enjoy its unique entertainment.

Digital Rooster and Digital Rooster.com are trade-marks and/or registered trade-marks of Digital Rooster.com Inc. All other companies and products listed herein may be trademarks or registered trademarks of their respective holders. This press release may contain forward-looking statements that involve risks and uncertainties. More detailed information about the Company can be obtained from our filings with SEDAR at www.sedar.com.
                               -------------


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
2.   DIGITAL  ROOSTER.COM  INC.  CONSOLIDATED FINANCIAL STATEMENTS QUARTER ENDED
     JUNE  30,  2001

DIGITAL ROOSTER.COM INC.                            RESULTS OF OPERATIONS

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
(un-audited)

THREE MONTHS ENDED JUNE 30, 2001
                                                   THREE MONTHS             THREE MONTHS      THREE MONTHS
                                                   ENDED JUNE 30,           ENDED JUNE 30,    ENDED JUNE 30,
                                                   2001                     2000              1999
--------------------------------------------------------------------------------------------------------------

SALES        (I)                                   $              743,797   $       901,108   $       487,728


COST OF SALES        (II )                                        392,659           281,435           215,172


GROSS PROFIT                                                      351,138           619,673           272,556


EXPENSES        (III)
    Administrative                                                386,176           300,166           187,891
    Selling                                                       166,296           269,724            84,658
    Bandwidth and Computer Expenses                                92,145            64,520            71,496
    Capital Asset Amortization                                     14,322
    Goodwill Amortization                                          17,060           634,410           344,045
    Interest                                                        3,876
--------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                  $             (328,737)  $       (14,737)  $       (71,489)
==============================================================================================================

All Amounts in Canadian Dollars

NOTES TO RESULTS OF OPERATION


(i) REVENUE. The company also earned deferred revenues of $167,415 for the quarter ended June 30, 2001, bringing total revenue to $911,212.
Revenue from traffic and content sales declined in our first quarter ended June 30, 2001 compared to June 30, 2000 by $157,311. We believe that further growth in content sales is limited and accordingly have shifted our focus from content sales to our website services. The focus of our marketing is now on Sinpass TM and our membership sites . Despite the decrease in content and traffic sales, revenues increased slighty over the same period last year. This improvement is due to the launch of Sinpass TM which is a new product in the early marketing stage. We expect the launch of Sinpass to start having a substantial impact on our revenues.

(ii) COST OF SALES Cost of sales was $392,659 or 53% of revenue, for the quarter ended June 30, 2001, compared to $281,435 or 31% of revenue for the quarter ended June 30, 2000. Cost of sales consists of variable expenses associated with bandwidth, and web site content costs. The increase is due to the set up of new projects and expense to maintain our content.

(iii) EXPENSES Total expenses was $679,875 , for the quarter ended June 30, 2001, compared to $1,268,820 for the quarter ended June 30, 2000. This decrease is related to the Company's decision to focus on more cost effective ways of doing business.


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
DIGITAL ROOSTER.COM INC.

CONSOLIDATED BALANCE SHEET AS AT JUNE 30, 2001
(un-audited)
                                                        2001         2000        1999
       --------------------------------------------------------------------------------
ASSETS
Current
       Cash                                         $       100   $  151,348   $ 52,538
       Accounts receivable                              205,944      123,284     35,586
       Prepaid expenses and sundry receivables           26,150       32,152     17,652
       Due from Olaf Carfdt                               5,070
       --------------------------------------------------------------------------------
       Total Current Assets                         $   237,264   $  306,784   $105,776
       --------------------------------------------------------------------------------

       Capital Assets                                   173,042      154,687     93,849

       Goodwill                                         241,680      309,919          -

       Due from shareholders                                              -     34,600

       Due from Jazz Monkey Media Inc.                               326,970         -

       --------------------------------------------------------------------------------
       TOTAL ASSETS                                 $   651,986   $1,098,360   $234,225
       ================================================================================

LIABILITIES

Current
       Accounts payable and accrued liabilities     $   563,214   $  324,904   $133,349
       Deferred Revenue                                 167,415
       Income Tax Payable                                 2,415        2,415          -
       Loans payable                                     48,600            -     17,404
       Due to shareholders                               98,119       56,207          -
       Due to Jazz Monkey Media Inc.                     46,328            -     40,729
       Note payable                                      90,000       90,000          -

       --------------------------------------------------------------------------------
       Total Current Liabilities                    $ 1,016,091   $  473,526   $191,482
       --------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

       Capital Stock                                  1,418,127    1,125,127      1,000

       Deficit                                       (1,782,231)    (500,293)    41,743

       --------------------------------------------------------------------------------
       Total Shareholders' Equity                      (364,105)     624,834     42,743
       --------------------------------------------------------------------------------

       --------------------------------------------------------------------------------
       TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   $   651,986   $1,098,360   $234,225
       ================================================================================

All Amounts in Canadian Dollars


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
DIGITAL ROOSTER.COM INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
(un-audited)

THREE MONTHS ENDED JUNE 30, 2001
                                                       THREE MONTHS ENDED    THREE MONTHS ENDED    THREE MONTHS ENDED
                                                          JUNE 30, 2001        JUNE 30, 2000         JUNE 30, 1999
----------------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES

Net Loss                                                      (328,737.00)  $           (14,737)  $           (71,489)
Adjustment for non-cash item:
Amortization                                                    31,382.00                29,214                 6,663

----------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM EARNINGS                                       (297,355.00)               14,477               (64,826)
----------------------------------------------------------------------------------------------------------------------

Changes in non-cash operating assets and liabilities           114,037.00               170,835                56,338

----------------------------------------------------------------------------------------------------------------------
CASH EXPENDED IN OPERATING ACTIVITIES                         (183,318.00)              185,312                (8,488)
----------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITY

Purchase of capital assets                                      (2,487.00)              (41,544)              (17,313)

----------------------------------------------------------------------------------------------------------------------
CASH EXPENDED IN INVESTING ACTIVITY                             (2,487.00)              (41,544)              (17,313)
----------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES

Advances from shareholders                                      61,818.00                10,637                17,226
Advances from (to) Jazz Monkey Media Inc.                       46,328.00              (101,763)               40,729
Loans Payable                                                  (27,961.00)
Due from Olaf Cordt                                              4,930.00
Issuance of capital stock                                       68,000.00

----------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY FINANCING ACTIVITIES                          153,115.00               (91,126)               57,955
----------------------------------------------------------------------------------------------------------------------

NET CHANGE IN CASH                                             (32,691.00)               52,642                32,153

CASH, BEGINNING OF PERIOD                                       32,791.00                98,705                20,385

----------------------------------------------------------------------------------------------------------------------
CASH, END OF PERIOD                                                   100   $           151,347   $            52,538
======================================================================================================================

All Amounts in Canadian dollars


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 DIGITAL ROOSTER.COM INC.
                                                       (Registrant)

Date:   August 29, 2001                         By:__|s| _John A. van Arem
                                           President and Chief Executive Officer



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